August 20, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: GraniteShares ETF Trust
Issuer CIK: 0001689873
Issuer File Number: 333-214796/811-23214
Form Type: 8-A12B
Filing Date: August 20, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of GraniteShares Short Term Box ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications